Page 19

NORTHEAST BANCORP
Exhibit 11. Statement Regarding Computation of Per Share Earnings

	Three Months Ended	Three Months Ended
	March 31, 2002	March 31, 2001
	___________________	___________________
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,594,666	2,655,362

Total Diluted Shares	2,669,016	2,684,355

Net Income	$ 963,697	$ 931,689

Basic Earnings Per Share	$ 0.37	$ 0.35

Diluted Earnings Per Share	$ 0.36	$ 0.35

	Nine Months Ended	Nine Months Ended
	March 31, 2002	March 31, 2001
	___________________	___________________
EQUIVALENT SHARES:

Weighted Average Shares Outstanding	2,583,312	2,669,296

Total Diluted Shares	2,660,058	2,686,401

Net Income	$ 2,924,422	$ 2,723,536

Basic Earnings Per Share	$ 1.13	$ 1.02

Diluted Earnings Per Share	$ 1.10	$ 1.01